APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Popover King LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Santander 3569	-16,853.34
Total Bank Accounts	**$ -16,853.34**
Total Current Assets	**$ -16,853.34**
TOTAL ASSETS	**$ -16,853.34**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	
Net Income	-16,853.34
Total Equity	**$ -16,853.34**
TOTAL LIABILITIES AND EQUITY	**$ -16,853.34**

Popover King LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Santander 3569	-32,733.95
TD Bank Business Checking 2126	-2,378.19
Total Bank Accounts	**$ -35,112.14**
Total Current Assets	**$ -35,112.14**
TOTAL ASSETS	**$ -35,112.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
9310 Chase Ink Visa	102.58
AMEX Business PLUS	-1,900.10
Capital One Spark	20,374.38
Total Credit Cards	**$18,576.86**
Total Current Liabilities	**$18,576.86**
Long-Term Liabilities	
Notes Payable	-4,904.47
Total Long-Term Liabilities	**$ -4,904.47**
Total Liabilities	**$13,672.39**
Equity	
Opening Balance Equity	-6,429.53
Owner's Investment	130,678.89
Retained Earnings	-16,853.34
Net Income	-156,180.55
Total Equity	**$ -48,784.53**
TOTAL LIABILITIES AND EQUITY	**$ -35,112.14**

Popover King LLC

PROFIT AND LOSS

November - December, 2017

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Legal & Professional Services	1,500.00
Rent & Lease	15,353.34
Total Expenses	**$16,853.34**
NET OPERATING INCOME	**$ -16,853.34**
NET INCOME	**$ -16,853.34**

Popover King LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Discounts/Refunds Given	272.45
Total Income	**$272.45**
GROSS PROFIT	**$272.45**
Expenses	
Advertising & Marketing	456.50
Bank Charges & Fees	1,850.40
Dues & subscriptions	981.56
Equipment Rental	176.43
Insurance	3,479.26
Job Supplies	21,010.84
Kitchen & Bar Supplies	4,049.28
Kitchen Equipment	11,436.67
Legal & Professional Services	29,080.20
Meals & Entertainment	651.89
Office Supplies & Software	2,482.76
Office/General Administrative Expenses	1.63
Reimbursable Expenses	8,107.53
Rent & Lease	68,965.93
Repairs & Maintenance	
Trash Hauling Services	250.00
Total Repairs & Maintenance	**250.00**
Taxes & Licenses	679.00
Travel	243.62
Uncategorized Expense	351.88
Utilities	2,197.62
Total Expenses	**$156,453.00**
NET OPERATING INCOME	**$ -156,180.55**
NET INCOME	**$ -156,180.55**

Popover King LLC

STATEMENT OF CASH FLOWS

November - December, 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,853.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -16,853.34**
NET CASH INCREASE FOR PERIOD	$ -16,853.34
CASH AT END OF PERIOD	$ -16,853.34

Popover King LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-156,180.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
9310 Chase Ink Visa	102.58
AMEX Business PLUS	-1,900.10
Capital One Spark	20,374.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**18,576.86**
Net cash provided by operating activities	**$ -137,603.69**
FINANCING ACTIVITIES	
Notes Payable	-4,904.47
Opening Balance Equity	-6,429.53
Owner's Investment	130,678.89
Net cash provided by financing activities	**$119,344.89**
NET CASH INCREASE FOR PERIOD	**$ -18,258.80**
Cash at beginning of period	-16,853.34
CASH AT END OF PERIOD	**$ -35,112.14**

I, Coco Cabuquit-Love, certify that:

(1) The financial statements of POPOVER KING LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of POPOVER KING LLC included in this Form reflects accurately the information reported on the tax return for POPOVER KING LLC filed for the fiscal year ended 2017 (most recently available as of the Date of this Form C).

DocuSigned by:

AA442E3928404AE...

Name: Coco Cabuquit-Love
Title: CEO